Exhibit 99.2

ALL RIG HT S BELONG TO FUSION - FUEL 4Q 2023 PRESENTATION

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Disclaimer

This presentation includes statements of future events, conditions, expectations, and projections of Fusion Fuel Green plc (the "Company"). Such statements are "forward looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. The Company's actual results may differ from its expectations, estimates and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believe," "predict," "potential," and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, estimates and projections of future performance, which are based on numerous assumptions about sales, margins, competitive factors, industry performance and other factors which cannot be predicted. Such assumptions involve a number of known and unknown risks, uncertainties, and other factors, many of which are outside of the Company's control, including, among other things: the failure to obtain required regulatory approvals; changes in Portuguese, Spanish, Moroccan, or European green energy plans; the ability to obtain additional capital; field conditions and the ability to increase production capacity; supply chain competition; changes adversely affecting the businesses in which the Company is engaged; management of growth; general economic conditions, including changes in the credit, debit, securities, financial or capital markets; or any adverse public health developments on the Company's business and operations. Should one or more of these material risks occur or should the underlying assumptions change or prove incorrect, the actual results of operations are likely to vary from the projections and the variations may be material and adverse.

The forward-looking statements and projections herein should not be regarded as a representation or prediction that the Company will achieve or is likely to achieve any particular results.

The Company cautions readers not to place undue reliance upon any forward-looking statements and projections, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Financial Update Presentation
The Company's consolidated financial data is prepared in accordance with International Financial Reporting Standards as adopted by the International Accounting Standards Board ("IFRS") and is denominated in Euros ("EUR" or "€"). The numbers shown in this presentation have not been audited and therefore may vary to the final financial results disclosed by the company as part of the annual report. The unaudited consolidated financial data reflects, in the opinion of management, all adjustments, consisting of normal recurring adjustments, considered necessary for a fair statement of the Company's financial data for the periods indicated. The unaudited consolidated financial data should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2022 included in the Company's Annual Report on Form 20-F for the year ended December 31, 2022.

Use of Social Media as a Source of Material News
The Company uses, and will continue to use, its LinkedIn profile, website, press releases, and various social media channels, as additional means of disclosing information to investors, the media, and others interested in the Company. It is possible that certain information that the Company posts on social media or its website, or disseminates in press releases, could be deemed to be material information, and the Company encourages investors, the media and others interested in the Company to review the business and financial information that the Company posts on its social media channels, website, and disseminates in press releases, as such information could be deemed to be material information.

ALL RIGHTS BELONG TO FUSION-FUEL

ALL RIG HT S BELONG TO FUSION - FUEL ▪ Focus on Fusion ▪ Industry POV ▪ Q4 Financials & Highlights ▪ Business Update ▪ 2024 Milestones and Priorities ▪ Q&A AGENDA

ALL RIG HT S BELONG TO FUSION - FUEL 01 – FOCUS ON FUSION

ALL RIG HT S BELONG TO FUSION - FUEL 5 Unlocking the energy transition through the design and development of innovative green hydrogen solutions LEADING PURE PLAY HYDROGEN SOLUTIONS COMPANY Differentiated, modular design based on proprietary miniaturized PEM electrolyzer Complementary service proposition : equipment sales, engineering, and project development Decentralized, building - block architecture unlocks unprecedented scalability and reliability Competitive advantage in small - to - midscale segment , closely aligned with current market demand profile De - risked near - term pipeline supported by company - owned project portfolio and €60+ million in grant funding Next - gen electrolyzer production facility located in Portugal, dimensioned for 500 MW of throughput 01 – FOCUS ON FUSION

ALL RIG HT S BELONG TO FUSION - FUEL 6 01 – INDUSTRY AND MARKET DYNAMICS Momentum building, but slower than expected demand - development contributing to paradigm shift… ▪ Announcement of H2Infra IPCEI provides much - needed catalyst to European market ▪ Capital markets conditions have improved providing sightline to viable equity financing solutions ▪ IRA production tax credit more restrictive than expected, impacting near - term US growth prospects ▪ Commercial activity & order flow have decelerated, putting pressure on liquidity ▪ Heightened investor scrutiny on capital position; emphasis on capital discipline and cost reduction ▪ Strategic pivot away from “growth at all costs” in favor of long - term sustainable growth ▪ Focus on ‘delivery’, showcasing operational credibility and technical reliability Our improved capital position, low burn rate, differentiated tech, and focus on actionable , small - to - midscale projects position us to navigate these headwinds and capitalize on emerging opportunities

ALL RIG HT S BELONG TO FUSION - FUEL 02 – Q4 FINANCIALS & HIGHLIGHTS

ALL RIG HT S BELONG TO FUSION - FUEL Key Developments in 2023 ▪ Entered into green hydrogen offtake agreements with Dourogas and Hydrogen Ventures ▪ Entered into partnership agreements with Toyota Material Handling España, Duferco Energia, and Elemental Clean Fuels ▪ Awarded ~€ 17 million in project grant funding ▪ Commercialized turnkey, modular HEVO - Chain solution for a global leader in the building materials industry ▪ Headcount has reduced by ~ 30 % from highest point in 1 Q 23 ; operating costs have reduced 22 % year on year ▪ Published inaugural ESG Report ▪ Recognized first revenues ; cumulatively booked over € 4 million in 2023 ▪ Received two orders for 1 . 25 MW HEVO - Chain green hydrogen systems to be delivered to projects in Portugal in 2024 ▪ Signed securities purchase agreement with Belike Nominees Pty Ltd . , a Macquarie Group Company Subsequent Events ▪ Received notification of IPCEI approval from European Commission for 630 MW HEVO - Portugal Project ▪ Raised ~ € 6 million from at - the - market program to strengthen capital position ▪ Awarded € 1 . 015 million grant from European Commission as part of H 2 tALENT consortium 8 02 – 2023 HIGHLIGHTS Q4

ALL RIG HT S BELONG TO FUSION - FUEL 3Q 2023 4Q 2023 K ey Financial Results / Metrics (€’000) Profit/loss 2,507 1,637 Revenues (3,178) (10,769) Cost of goods sold (4,682) (2,107) SG&A (4,043) (12,269) Pre - tax loss Balance sheet 36,760 32,966 Non - current assets 1,025 1,161 Cash balance 11,924 3,786 Inventory 13,428 12,946 Trade payables 15,441 3,868 Equity Employees 142 124 Headcount at end of period (FTE) 52 : 90 53 : 71 Production Staff : Non - Production Staff Grants 60,000 61,015 Grants Approved 8,803 11,353 Grant Payments Received to date Key developments in Q 4 2023 Inflows Recognition of revenue related to our CSIC contract . Client inflows of € 0 . 6 million during Q 3 that did not meet the criteria to be recorded as revenues . This revenue will be recognized during 2024 . Inflows from scrapped materials sales of € 0 . 4 million . Grant payments received of € 2 . 6 million during the quarter . Outflows Impairment charges of € 8 . 1 million related to legacy materials . Decrease in SG&A of € 2 . 6 million which included a one - off credit of € 1 . 6 million relating to grant income . Capital No capital amounts raised during Q 4 . Over 5 trading days in February 2024 , we sold 2 , 345 , 452 class A ordinary shares for net proceeds of $ 6 , 398 , 264 at an average sales price of $ 2 . 73 per share through our ATM facility . We paid $ 165 , 878 in commissions to agents as part of these trades . 02 – FINANCIAL DATA (UNAUDITED) 9

ALL RIG HT S BELONG TO FUSION - FUEL 10 02 – FINANCIAL DATA (UNAUDITED) 1 As noted previously, revenue recognition does not always follow sales/inflows so the revenue recognized may not equate to sal es made. Projections are based on the financial and business model of Fusion Fuel, constitute “forward - looking statements”, and involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different. See disclosures and disclaimers at the start of this presentation. 2023 FULL YEAR RESULTS Revenue of €4.1m First revenues recorded SG&A of €17.6m Reduction of €5m (22%) vs. 2022 Capex of € 4.9 m Reduction of € 5.5 m (53%) vs. 2022 2024 GUIDANCE Total Sales of €34m 1 Contracted Sales of €7.3m 1.7 x increase compared to 2023 Sales in Negotiation of €26.7m Includes project & HEVO - Chain sales SG&A of €14 – 16m 9% - 20% of further savings in 2024 Capex of €8 - 10m Investments in Automation and R&D

ALL RIG HT S BELONG TO FUSION - FUEL 03 – BUSINESS UPDATE

ALL RIG HT S BELONG TO FUSION - FUEL 12 After nearly four years of due diligence our Sines Portfolio has been designated as an “Important Project of Common European Interest ” Project will be developed and executed in collaboration with multiple cross - European partners A driver of significant long - term value for Fusion Fuel SINES PROJECT PORTFOLIO Phase I 2024 - 25 10 MW 750 tons of green H 2 tons of green H 2 tons of green H 2 90 MW 9,000 Phase II 2025 - 26 530 MW 52,520 Phase III 2026 - 28 Grant Approved: €10m Portugal ´ s PRR C - 14 Grant Approved: €22m Portugal ´ s PRR C - 5 Financial support from government & European Investment Bank 03 – IPCEI –

03 – IPCEI – HEVO - PORTUGAL

FUSION FUEL™

WHAT IPCEI DESIGNATION MEANS

- "Important Project of Common European Interest" (IPCEI). One of 33 projects selected as part of the H2Infra Program.
- Funding negotiations can now start with government stakeholders and the European Investment Bank.
- One of Portugal's most ambitious green hydrogen projects, led by Fusion Fuel with multiple key partners.
- Expected to be a significant contributor to Fusion Fuel's revenue line over its three phases.

3. EXPORTATION ROUTE

- Establishing a route to Northern Europe through the off-taker
- Supporting Europe's energy transition and decarbonization efforts


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1. GREEN HYDROGEN PRODUCTION

- Supply of 62,000 tons p.a. of green hydrogen via the Sines H_2 pipe ring
- 630 MW of electrolyzer capacity
- ~650,000 tons of CO_2 p.a. avoided

2. OFF-TAKE

- 62,000 tons of green hydrogen can produce up to 332,565 tons of green ammonia
- Project partner is a major player in European green ammonia space

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ALL RIGHTS BELONG TO FUSION-FUEL

ALL RIG HT S BELONG TO FUSION - FUEL 14 OFFERING OVERVIEW ADVISORY : CONCEPT & PROPOSAL ▪ Concept design of plant to suit client needs ; identification of main requirements of the installation ENGINEERING : FEL I, II, & III STUDIES ▪ From conceptual to final designs, ready for construction PROCUREMENT ▪ Procurement and sourcing for the full hydrogen plant CONSTRUCTION ▪ Construction planning and supervision (Iberia only) LEGALIZATION ▪ Iberian regulation and legalization process expertise OPERATION & MAINTENANCE ▪ Training and early operation & maintenance support 03 – FUSION FUEL ENGINEERING VALUE TO FUSION FUEL ADDS COMPLEMENTARY REVENUE STREAM ▪ Engineering Services represents a potential driver of significant incremental revenue ; our Engineering offering is expected to generate approximately € 2 m of sales and € 10 m of balance of plant sales in 2024 . DEVELOPS SPECIALIZED EXPERTISE ▪ Very few companies have developed green hydrogen plants from concept to commissioning . With each facility we build, we deepen our institutional knowledge, creating additional value for subsequent projects . SECURES TRUSTED PARTNER ROLE ▪ Supporting new entrants with end - to - end solutions as they navigate the complexities of green hydrogen project development helps us build lasting and sticky client relationships .

ALL RIG HT S BELONG TO FUSION - FUEL 15 Our HEVO - Chain solution is already in production at our Benavente Factory for delivery to projects in 2024 This modular solution is highly scalable and can be customized to client specifications, with HC - Cube modules ranging from 36 to 120 HEVOs per Cube HEVO - CHAIN PRODUCTION HEVO - CHAIN Cube 120 HEVO - CHAIN Cube 48 HEVO - CHAIN modular unit 03 –

ALL RIG HT S BELONG TO FUSION - FUEL 16 03 – Render of HEVO - CHAIN system following installation at client facility We expect to ship our f irst HEVO - Chain to the client, a global provider of sustainable building solutions, during 1Q24. 300 kW HEVO - Chain system, including full plant delivery, balance of system, balance of plant, and related engineering services HEVO - CHAIN DEPLOYMENT

ALL RIG HT S BELONG TO FUSION - FUEL 04 – 2024 MILESTONES

ALL RIG HT S BELONG TO FUSION - FUEL 18 1. Deliver and install several HEVO - Chain systems and plant related engineering services ▪ Successfully deliver and install six to seven full HEVO - Chain systems to European clients, including five full project deliveries 2. Strengthen balance sheet and capital position ▪ Operationalize first tranche of the $ 20 m Macquarie facility ▪ Further strengthen capital position with complementary and strategic sources of capital 3. Broaden the target market for HEVO - Chain ▪ Continue to evolve offering to be suitable for deployment in North American and Australian markets, as well as for larger - scale projects 4. Continue to reduce operational costs and ensure effective resource allocation ▪ Continue to right - size company structure and costs, and make strategic resource allocation changes 5. Pursue strategic commercial and production partnerships ▪ Pursue strategic partnerships across the hydrogen value chain and within key geographies, in particular to effectively deliver the IPCEI project phases 04 – 2024 PRIORITIES & VALUE DRIVERS

ALL RIG HT S BELONG TO FUSION - FUEL Q&A